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                                  SCHEDULE 13G

                                 (RULE 13d-102)

           Information to be Included in Statements Filed Pursuant to
                Rule 13d-1(b), (c) and (d) and Amendments Thereto
                          Filed Pursuant to Rule 13d-2.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                           SOUTHSIDE BANCSHARES CORP.
                           --------------------------
                                (Name of Issuer)


                          Common Stock, $1.00 Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                  844 700-10-4
                                  ------------
                                 (CUSIP Number)


                                December 31, 2000
                          -----------------------------
                          (Date of Event Which Requires
                            Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [X]  Rule 13d-1(b)

                  [ ]  Rule 13d-1(c)

                  [ ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.


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CUSIP No.  844 700-10-4     13G       Page    2      of      5     Pages
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

--------------------------------------------------------------------------------------------------------
   1        Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

            Southside Bancshares Corp. Employee Stock Ownership Plan (With 401(k) Provisions), through
            Southside Bancshares Corp. Employee Stock Ownership Trust.
--------------------------------------------------------------------------------------------------------
   2        Check the Appropriate Box if a Member of a Group*                                 (a) ( )
                                                                                              (b) (X)
--------------------------------------------------------------------------------------------------------
   3        SEC Use Only
--------------------------------------------------------------------------------------------------------
   4        Citizenship or Place of Organization
                       Missouri
--------------------------------------------------------------------------------------------------------
 Number of        5      Sole Voting Power:  1,029,539
              ------------------------------------------------------------------------------------------
  Shares          6      Shared Voting Power:  -0-
              ------------------------------------------------------------------------------------------
Beneficially      7      Sole Dispositive Power:  1,029,539
              ------------------------------------------------------------------------------------------
 Owned by         8      Shared Dispositive Power:  -0-
   Each
Reporting
 Person With
--------------------------------------------------------------------------------------------------------
   9        Aggregate Amount Beneficially Owned by Each Reporting Person
                  1,029,539
--------------------------------------------------------------------------------------------------------
  10        Check if the Aggregate Amount in Row (9) Excludes Certain Shares*                     ( )
            (See Instructions)
--------------------------------------------------------------------------------------------------------
  11        Percent of Class Represented by Amount in Row (9)
                  11.7%
--------------------------------------------------------------------------------------------------------
  12        Type of Reporting Person
                      EP
--------------------------------------------------------------------------------------------------------

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ITEM 1(A)      Name of Issuer:

               Southside Bancshares Corp. ("Issuer")

ITEM 1(B)      Address of Issuer's Principal Executive Offices:

               3606 Gravois Avenue, St. Louis, Missouri 63116

ITEM 2(A)      Name of Person Filing:

               Southside Bancshares Corp. Employee Stock Ownership Plan (With 401(k) Provisions) (the "Plan"), through Southside Bancshares Corp. Employee Stock Ownership Trust (the "Trust")

ITEM 2(B)      Address of Principal Business Office or, if None, Residence:

               3606 Gravois Avenue, St. Louis, Missouri 63116

ITEM 2(C)      Citizenship:

               Missouri

ITEM 2(D)      Title of Class of Securities:

               Common Stock, par value $1.00 per share

ITEM 2(E)      CUSIP Number:

               844 700-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

               (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

               (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

               (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

               (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

               (f) [X] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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               (g) [ ] A parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G).

               (h) [ ] A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act.

               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Rule 13d-1(c), check this box [ ]

ITEM 4.  OWNERSHIP.

               (a) Amount beneficially owned:

               As of December 31, 2000, the Plan, through the Trust, beneficially owned 1,029,539 shares of common stock of Issuer. Of such amount, 148,248 shares have not been allocated to the accounts of participants in the Plan. Participants in the Plan may direct the voting of shares allocated to their accounts; unallocated shares and shares as to which no direction is received are voted by the trustees of the Trust.

               (b) Percent of class:

                   11.7%

               (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:        1,029,539

               (ii)   Shared power to vote or to direct the vote:            -0-

               (iii)  Sole power to dispose or to direct the
                      disposition of:                                  1,029,539

               (iv)   Shared power to dispose or to direct the
                      disposition of:                                        -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
             SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not Applicable.

ITEM 10.  CERTIFICATIONS.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 February 14, 2001
                                      -----------------------------------------
                                                        Date


                                      SOUTHSIDE BANCSHARES CORP.
                                      EMPLOYEE STOCK OWNERSHIP TRUST

                                               /s/ Thomas M. Teschner
                                      -----------------------------------------
                                                  Thomas M. Teschner

                                               /s/ Norville K. McCain
                                      -----------------------------------------
                                                  Norville K. McCain




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